Exhibit 99.1

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the six-month period ended June 30, 2020 and 2019

R.C.S. Luxembourg B 174.140

4, rue de la Grève

L-1643, Luxembourg

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended June 30,		For the six-month period ended June 30,
		2020	2019	2020	2019
	Notes	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	4	81,727	412,563	378,865	798,806
Cost of services	5	(135,530)	(303,070)	(366,935)	(569,365)
Gross (loss) / profit		(53,803)	109,493	11,930	229,441
Selling, general and administrative expenses	6	(22,957)	(37,150)	(56,827)	(77,695)
Impairment loss	10	-	-	(4,490)	-
Other operating income	7	1,092	4,326	4,635	9,146
Other operating expense		(441)	(143)	(853)	(943)
Operating (loss) / income		(76,109)	76,526	(45,605)	159,949
Share of loss in associates		(3,415)	(371)	(4,264)	(831)
(Loss) / Income before financial results and income tax		(79,524)	76,155	(49,869)	159,118
Financial income	8	8,692	11,764	17,136	29,019
Financial loss	8	(48,407)	(12,271)	(101,854)	(80,211)
Inflation adjustment	8	(3,200)	(7,175)	(5,081)	(16,365)
(Loss) / Income before income tax		(122,439)	68,473	(139,668)	91,561
Income tax	9	46,653	(13,122)	37,660	(6,292)
(Loss) / Income for the period		(75,786)	55,351	(102,008)	85,269
Attributable to:
Owners of the parent		(55,431)	49,123	(70,531)	84,175
Non-controlling interest		(20,355)	6,228	(31,477)	1,094
		(75,786)	55,351	(102,008)	85,269

Earnings per share attributable to the owners of the parent
Weighted average number of ordinary shares (thousands)		160,022	160,022	160,022	160,022

Basic and diluted earnings per share		(0.35)	0.31	(0.44)	0.53

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2020	2019	2020	2019
	Unaudited	Unaudited	Unaudited	Unaudited
(Loss) / Income for the period	(75,786)	55,351	(102,008)	85,269

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(324)	(184)	(4)	(421)

Items that may be subsequently reclassified to profit or loss:
Share of other comprehensive (loss) / income from associates	(157)	(931)	(421)	256
Currency translation adjustment	(11,635)	88,017	(40,836)	54,863
Other comprehensive (loss) / income for the period, net of income tax	(12,116)	86,902	(41,261)	54,698
Total comprehensive (loss) / income for the period	(87,902)	142,253	(143,269)	139,967
Attributable to:
Owners of the parent	(61,606)	107,651	(92,005)	121,048
Non-controlling interest	(26,296)	34,602	(51,264)	18,919
	(87,902)	142,253	(143,269)	139,967

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At June 30, 2020 Unaudited	At December 31, 2019 Audited
ASSETS
Non-current assets
Intangible assets, net	10	2,639,299	3,002,121
Property, plant and equipment, net		78,066	79,612
Right-of-use asset		6,802	8,380
Investments in associates		5,899	9,929
Other financial assets at fair value through profit or loss		3,298	3,309
Other financial assets at amortized cost		2,558	2,494
Deferred tax assets		112,901	147,475
Other receivables		110,815	119,954
Trade receivables		1,209	1,326
		2,960,847	3,374,600
Current assets
Inventories		10,592	11,302
Other financial assets at fair value through profit or loss		18,286	17,341
Other financial assets at amortized cost		31,652	66,413
Other receivables		86,725	101,676
Current tax assets		17,409	10,311
Derivative financial instruments		-	27
Trade receivables		50,199	104,877
Cash and cash equivalents	11	180,226	195,696
		395,089	507,643
Total assets		3,355,936	3,882,243

EQUITY	14
Share capital		160,022	160,022
Share premium		180,486	180,486
Free distributable reserve		385,055	385,055
Non-distributable reserve		1,351,883	1,351,883
Currency translation adjustment		(413,574)	(392,101)
Legal reserves		176	176
Other reserves		(1,324,844)	(1,324,887)
Retained earnings		332,724	403,255
Total attributable to owners of the parent		671,928	763,889
Non-controlling interests		383,475	434,725
Total equity		1,055,403	1,198,614

LIABILITIES
Non-current liabilities
Borrowings	12	874,126	1,033,221
Deferred tax liabilities		183,563	233,115
Other liabilities	13	657,291	848,410
Lease liabilities		5,483	5,783
Trade payables		491	798
		1,720,954	2,121,327
Current liabilities
Borrowings	12	266,529	175,123
Other liabilities	13	170,723	230,122
Lease liabilities		1,667	3,144
Current tax liabilities		660	5,156
Derivative financial instruments		140	-
Trade payables		139,860	148,757
		579,579	562,302
Total liabilities		2,300,533	2,683,629
Total equity and liabilities		3,355,936	3,882,243

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
	Share Capital	Share premium	Free Distributable Reserves	Non-Distributable Reserves	Legal Reserves	Currency Translation Adjustment	Other Reserves	Retained Earnings (1)	Total	Non-controlling interests	Total
Balance at January 1, 2020	160,022	180,486	385,055	1,351,883	176	(392,101)	(1,324,887)	403,255	763,889	434,725	1,198,614
Loss for the period	-	-	-	-	-	-	-	(70,531)	(70,531)	(31,477)	(102,008)
Other comprehensive loss for the period	-	-	-	-	-	(21,473)	(1)	-	(21,474)	(19,787)	(41,261)
Changes of non-controlling interests	-	-	-	-	-	-	44	-	44	14	58
Balance at June 30, 2020	160,022	180,486	385,055	1,351,883	176	(413,574)	(1,324,844)	332,724	671,928	383,475	1,055,403

Balance at January 1, 2019	160,022	180,486	385,055	1,351,883	176	(378,803)	(1,324,731)	394,156	768,244	454,453	1,222,697
Income for the period	-	-	-	-	-	-	-	84,175	84,175	1,094	85,269
Other comprehensive income / (loss) for the period	-	-	-	-	-	37,135	(262)	-	36,873	17,825	54,698
Changes of non-controlling interests (2)	-	-	-	-	-	-	-	-	-	(12,992)	(12,992)
Balance at June 30, 2019	160,022	180,486	385,055	1,351,883	176	(341,668)	(1,324,993)	478,331	889,292	460,380	1,349,672

(1) Retained Earnings calculated according to Luxembourg Law are disclosed in Note 15.

(2) Correspond to dividends approved for non-controlling interest.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the six-month period ended June 30,
	Notes	2020 Unaudited	2019 Unaudited
Cash flows from operating activities
(Loss) / Income for the period		(102,008)	85,269
Adjustments for:
Amortization and depreciation		104,924	95,259
Deferred income tax	9	(37,562)	(39,248)
Income tax accrued	9	(98)	45,540
Share of loss in associates		4,264	831
Impairment loss	10	4,490	-
Gains on disposals of property, plant and equipment		(11)	-
Unpaid concession fees		29,802	30,116
Low value, short term and variable lease payments		(753)	(1,278)
Changes in liability for concessions		23,593	46,868
Interest expense		39,569	46,210
Other financial results, net		(5,450)	(20,650)
Net foreign exchange		26,674	(20,862)
Other accruals		95	1,146
Inflation adjustment		9,129	24,921
Acquisition of Intangible assets	10-17	(73,909)	(167,829)
Income tax paid		(11,106)	(29,418)
Changes in working capital	17	(13,878)	(99,956)
Net cash used in operating activities		(2,235)	(3,081)

Cash flows from investing activities
Cash contribution in associates		(655)	(3,179)
Acquisition of other financial assets		(5,161)	(4,321)
Disposals of other financial assets		40,106	42,229
Purchase of Property, plant and equipment		(4,039)	(8,817)
Acquisition of Intangible assets	10	(211)	(411)
Loans with related parties		-	3,672
Proceeds from fixed assets disposals		11	-
Other		(650)	(116)
Net cash provided by investing activities		29,401	29,057

Cash flows from financing activities
Proceeds from borrowings	12	44,071	36,612
Release of guarantee deposits		(730)	-
Leases payments		(1,974)	(2,772)
Loans paid	12	(38,938)	(32,631)
Interest paid	12	(26,191)	(40,475)
Debt renegotiation expenses	12	(7,748)	-
Debt renegotiation premium	8	(4,670)	-
Dividends paid		-	(7,992)
Net cash used in financing activities		(36,180)	(47,258)

Decrease in cash and cash equivalents		(9,014)	(21,282)

Movements in cash and cash equivalents
At the beginning of the period		195,696	244,865
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(6,456)	(2,119)
Decrease in cash and cash equivalents		(9,014)	(21,282)
At the end of the period	11	180,226	221,464

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information and significant event of the period
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating income
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Subsequent events

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1        General information and significant event of the period

General information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation, organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, Ecuador and Peru.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2019.

These condensed consolidated interim financial statements have been approved for issuance by the Company on August 20, 2020.

Significant event of the period

In March 2020, the World Health Organization classified the outbreak of COVID-19 as a pandemic. The nature of COVID-19 led to worldwide shutdowns and halting of commercial and interpersonal activity and several governments around the world, including Latin American governments, rapidly implemented drastic measures to contain the spread, including but not limited the closing of borders and prohibition of travel to and from certain parts of the world for a time period. Specifically, the governments and transportation authorities in the majority of the CAAP’s countries of operations have issued flight restrictions.

The recent COVID-19 virus outbreak has generated a disruption in the global economy, and in particular, the aviation industry resulting in drastic reductions in passenger traffic. The current health crisis is having and will likely continue to have, a negative impact on passenger traffic levels and air traffic operations.

Depending on how the situation evolves, governments may impose tougher measures including the extension of the travel bans for longer periods. In addition, concerns about the Coronavirus have negatively impacted travel demand (and therefore the Company’s business) generally.

In this context, CAAP formed a crisis committee composed of the Company’s CEO and operating CEOs of each subsidiary to assess its operations, including reductions in operating costs while maintaining quality and safety standards. The Company is also continuously in conversations with the relevant regulatory agencies and aviation and transportation authorities in each of its countries of operations to review mitigation measures, as it navigates this unprecedented environment.

The Company has developed a four-pronged strategy and implemented a number of actions aiming to mitigate the negative impact of the COVID-19 virus, as follows:

▪	Employees and passengers: The Company has further enhanced safety and hygiene protocols across its airports to protect the well-being of passengers and operating personnel. For essential staff working on premises, health gear was provided and additional sanitizing policies established. The Company has also established remote working when and where possible.

▪	Cost controls and cash preservation measures: CAAP has introduced reductions in operating costs by:

-	Reducing personnel expenses including salary reductions, suspension of salary increases and freezing new hiring, mandatory use of pending vacations and/or advancing vacations to employees when possible, placing operating employees on furlough in certain geographies and personnel layoffs due to downsizing of operations.
-	Reducing maintenance and other operating expenses while maintaining the quality and safety standards, required to support the minimum level of operations.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1        General information and significant event of the period (Cont.)

Significant event of the period (Cont.)

The Company has also aggressively managed working capital by negotiating with its suppliers the extension of payment terms and reducing its capex program.

▪	Negotiations with regulatory bodies and government support: The Company is in discussions with regulatory agencies to renegotiate concession fees payments to align to the current environment.

▪	Re-equilibrium of the concession agreements: Under the concession contracts framework, the amounts and mechanisms for compensation are being negotiated with authorities and may include a reduction in the concession fee amount and/or mandatory capex, increasing tariffs, extending the tenor of the concession or a combination thereof. CAAP is in the initial stages of this process, which requires going through administrative regulatory channels. Please refer to Note 15.b.

▪	Financial position and liquidity: As cash preservation is a critical focus, the Company is taking the following measures:

-	Cancelling all non-mandatory capital investments and deferring non-priority projects.
-	Implementing a set of cost control measures to reduce operating expenses and negotiate payment terms with the suppliers to limit additional cash outflows.
-	Obtaining a deferral of principal and interest payments of debt and obtaining additional funding. Please refer to Note 12.
-	Suspending dividends to third parties in Italy and Ecuador concessions.

The Company controls credit risk through its constant monitoring of accounts receivable, anticipating mitigation initiatives to protect said receivables. Provision for bad debts currently deems to be adequate in connection with the amounts of the existing receivables and considering that some airlines have filed Chapter 11 of the United States Bankruptcy Code for reorganization of assets and debts. The Company has reflected additional expected credit losses, if applicable, as of June 30, 2020, and will monitor very strictly the situation in the next months.

Governments aid

In Argentina, through Decree 332/2020 and the applicable administrative resolutions, the Poder Ejecutivo Nacional has instituted, through the Emergency Assistance Program for Work and Production, a series of benefits for those companies that have been affected by the health emergency. Among the assistance measures provided for by the decree, the Argentine subsidiaries benefited from the postponement of the employer's contributions and a reduction in social security contributions. In addition, the Administración Federal de Ingresos Públicos (“AFIP”) has approved the granting of the Salary Compensation Allowance, as detailed in Decree 332/2020 for the months of April, May and June 2020. This allowance consists of a sum equivalent to 50% of the net salary, up to the maximum amount of two minimum vital salaries. As of June 30, 2020, this benefit was charged to the result of the period under Salaries and social security contributions in Note 5 and 6 of these condensed consolidated interim financial statements.

On March 18, 2020, the Brazilian Government issued an interim order (Medida Provisória nº 925) to help companies and postponed the due date of concession fees payments which were payable in May and July 2020, to December 2020. Likewise, the Brazilian Economy Minister has issued two Ordinances that allows companies to defer taxes payments. Ordinance nº 139/2020 for taxes accounted in March and April 2020 to August and October 2020, respectively, and Ordinance nº 245/2020 for taxes accounted in May to November 2020.

On April 23, 2020, the Italian Ente Nazionale per l'Aviazione Civile (“ENAC”), in agreement with the Ministry of Infrastructure and Transport, ordered the suspension of the payment of airports concession fees, due in July. For 2020, the payment will be commensurate with the traffic actually recorded during the year and must be paid in January 31, 2021.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1        General information and significant event of the period (Cont.)

Significant event of the period (Cont.)

Flight restrictions and gradual restart of operations

Governments and transportation authorities in many of CAAP’s countries of operations have issued flight restrictions and continue to implement measures to contain Covid-19 spread.

On April 25, 2020, the Argentine National Administration of Civil Aviation (“ANAC”), issued Resolution N°144/2020, where it established that the airlines that operate passenger air transport services from, to or within the Argentine territory, may reschedule their regular operations, request authorizations for non-regular operations and commercialize air tickets with a start date of operations from September 1, 2020.

Regarding operations in other countries, a gradual restart of flights has taken place; in June flights have operated mainly in Italy, Brazil and Ecuador while in July flights started to operate in Uruguay. Nevertheless, flight frequencies are reduced across all of the Group’s airports.

As a result of the above and considering that the COVID-19 pandemic is complex and rapidly evolving, the full extent to which the Coronavirus will impact the Company’s business, results of operations, financial position and liquidity is unknown. The Company continues to assess the evolution of COVID-19 virus outbreak in order to identify the unforeseen potential effects that could alter its business and performance.

These condensed consolidated interim financial statements for the six-month period ended June 30, 2020 reflect the impact of these events and current market conditions, depending on the duration of the COVID-19 crisis and continued negative impact on economic activity, the Company may experience further negative results and liquidity restraints.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2         Basis of presentation and accounting policies

2.1 Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2019. These policies have been consistently applied to all the years presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Consolidated Financial Statements for the year ended December 31, 2019. Nevertheless, judgments, assumptions and estimations in the light of current circumstances as described in Note 1, have been revised.

Assets and liabilities are classified as current if settlement is expected within 12 months.

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2019, except of changes in liquidity and credit risks regarding COVID-19 outbreak, see Note 1.

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to adjust for the effects of changes in a suitable general price index and to express in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. Considering that the inflation in Argentina has exceed the 100% three-year cumulative inflation rate in July 2018, and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

The estimated price index as of June 30, 2020 was 320.89 (283.44 as of December 31, 2019) and the conversion factor derived from the indexes for the period ended June 30, 2020, was 1.13.

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that were translated into the currency of a non- hyperinflationary economy.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2         Basis of presentation and accounting policies (Cont.)

2.1 Basis of presentation (Cont.)

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates (Cont.)

The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation.

The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive loss for the period line.

This re-translation changes every prior reported quarterly consolidated statement of income in U.S. dollars, as a result, the impact of quarterly inflation adjustments and quarterly translation adjustments vary the results of operation quarter to quarter until year end.

2.2 Changes in accounting policies

New and amended standards adopted by the group

The group has applied the following standards and amendments for the first time for their quarterly reporting period commencing January 1, 2020:

- Definition of Material – amendments to IAS 1 and IAS 8

- Definition of a Business – amendments to IFRS 3

- Revised Conceptual Framework for Financial Reporting

- Interest Rate Benchmark Reform – Amendments to IFRS 7, IFRS 9 and IAS 39

The group also elected to adopt the following amendment early, if applicable:

- Covid-19-related Rent Concessions – amendments to IFRS 16

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

New and amended standards not yet adopted by the group

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2020 reporting periods and have not been early adopted by the group.

- In January 2020, the IASB published an amendment to IAS 1 "Presentation of financial statements" which provides clarification on the classification of liabilities between current and non-current. The amendment is applicable from January 1, 2022.

- In May 2020, the IASB published some amendments with reference to IFRS 3, IAS 16 and IAS 37. In addition, some amendments to IFRS 1, IFRS 9, IAS 41 and the illustrative examples attached to IFRS 16 were published. These amendments will be applicable from January 1, 2022.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3        Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services (“others”) to clients in different countries. The Group’s reportable operating segments are the seven countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador, Italy and Peru.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions (“Others”).

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intersegment Adjustments” column.

The information regarding the Company’s reportable operating segments is consistent with the information presented in Notes 2.W and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2019 and should be read in conjunction with them.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airports concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airports concessions.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3        Segment information

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
For the three-month period ended June 30, 2020 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Revenue	51,437	53	5,980	-	7,877	3,751	2,522	7,188	4,457	-	(1,712)	174	81,727
Cost of services	(80,559)	(31)	(12,673)	-	(10,302)	(2,564)	(7,184)	(10,095)	(10,566)	-	1,512	(3,068)	(135,530)
Gross (loss) / profit	(29,122)	22	(6,693)	-	(2,425)	1,187	(4,662)	(2,907)	(6,109)	-	(200)	(2,894)	(53,803)
Selling, general and administrative expenses	(7,275)	(12)	(4,260)	(2)	(1,627)	(309)	(1,910)	(1,581)	(2,574)	-	93	(3,500)	(22,957)
Impairment loss	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating income	904	-	64	-	94	23	7	-	-	-	-	-	1,092
Other operating expenses	(92)	(16)	6	-	(29)	-	(211)	(68)	(138)	-	107	-	(441)
Operating (loss) / income	(35,585)	(6)	(10,883)	(2)	(3,987)	901	(6,776)	(4,556)	(8,821)	-	-	(6,394)	(76,109)
Share of loss in associates	-	-	-	-	-	-	-	-	48	(3,463)	-	-	(3,415)
Amortization and depreciation	30,073	-	2,104	-	2,875	283	3,766	1,219	2,942	-	-	3,288	46,550
Adjusted Ebitda	(5,512)	(6)	(8,779)	(2)	(1,112)	1,184	(3,010)	(3,337)	(5,831)	(3,463)	-	(3,106)	(32,974)
Construction services revenue	(19,159)	-	-	-	(4,551)	-	(278)	(4,670)	(1,455)	-	-	-	(30,113)
Construction services cost	19,136	-	-	-	4,551	-	269	4,670	1,159	-	-	-	29,785
Adjusted Ebitda excluding Construction Services	(5,535)	(6)	(8,779)	(2)	(1,112)	1,184	(3,019)	(3,337)	(6,127)	(3,463)	-	(3,106)	(33,302)
Construction services revenue	19,159	-	-	-	4,551	-	278	4,670	1,455	-	-	-	30,113
Construction services cost	(19,136)	-	-	-	(4,551)	-	(269)	(4,670)	(1,159)	-	-	-	(29,785)
Adjusted Ebitda	(5,512)	(6)	(8,779)	(2)	(1,112)	1,184	(3,010)	(3,337)	(5,831)	(3,463)	-	(3,106)	(32,974)
Financial income													8,692
Financial loss													(48,407)
Inflation adjustment													(3,200)
Amortization and depreciation													(46,550)
Loss before income tax expense													(122,439)
Income tax													46,653
Loss for the period													(75,786)

For the three-month period ended June 30, 2019 (Unaudited)
Revenue	260,224	69	28,428	-	24,394	4,451	32,728	24,878	39,071	-	(3,176)	1,496	412,563
Cost of services	(200,635)	(6)	(24,345)	-	(12,406)	(3,502)	(20,796)	(15,372)	(24,875)	-	2,397	(3,530)	(303,070)
Gross profit / (loss)	59,589	63	4,083	-	11,988	949	11,932	9,506	14,196	-	(779)	(2,034)	109,493
Selling, general and administrative expenses	(16,164)	(140)	(4,347)	(48)	(3,492)	(287)	(2,966)	(4,158)	(3,424)	-	779	(2,903)	(37,150)
Other operating income	4,153	-	85	-	37	-	48	2	-	-	-	1	4,326
Other operating expenses	(362)	-	434	-	(67)	-	(135)	(12)	-	-	-	(1)	(143)
Operating income / (loss)	47,216	(77)	255	(48)	8,466	662	8,879	5,338	10,772	-	-	(4,937)	76,526
Share of income / (loss) in associates	-	-	-	-	-	-	-	-	35	(406)	-	-	(371)
Amortization and depreciation	25,202	-	2,840	-	2,763	251	3,246	1,154	3,091	-	-	3,749	42,296
Adjusted Ebitda	72,418	(77)	3,095	(48)	11,229	913	12,125	6,492	13,898	(406)	-	(1,188)	118,451
Construction services revenue	(92,065)	-	-	-	(194)	-	(4,144)	(1,355)	(2,183)	-	-	-	(99,941)
Construction services cost	92,001	-	-	-	189	-	4,024	1,355	1,764	-	-	-	99,333
Adjusted Ebitda excluding Construction Services	72,354	(77)	3,095	(48)	11,224	913	12,005	6,492	13,479	(406)	-	(1,188)	117,843
Construction services revenue	92,065	-	-	-	194	-	4,144	1,355	2,183	-	-	-	99,941
Construction services cost	(92,001)	-	-	-	(189)	-	(4,024)	(1,355)	(1,764)	-	-	-	(99,333)
Adjusted Ebitda	72,418	(77)	3,095	(48)	11,229	913	12,125	6,492	13,898	(406)	-	(1,188)	118,451
Financial income													11,764
Financial loss													(12,271)
Inflation adjustment													(7,175)
Amortization and depreciation													(42,296)
Income before income tax expense													68,473
Income tax													(13,122)
Income for the period													55,351

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3        Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
For the six-month period ended June 30, 2020 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Revenue	222,985	103	29,939	-	37,361	7,992	25,810	31,924	25,950	-	(4,719)	1,520	378,865
Cost of services	(217,712)	(40)	(33,307)	-	(24,878)	(5,547)	(23,251)	(26,616)	(33,102)	-	3,865	(6,347)	(366,935)
Gross profit / (loss)	5,273	63	(3,368)	-	12,483	2,445	2,559	5,308	(7,152)	-	(854)	(4,827)	11,930
Selling, general and administrative expenses	(21,518)	(75)	(8,258)	(28)	(5,401)	(685)	(4,658)	(5,399)	(5,563)	-	747	(5,989)	(56,827)
Impairment loss	-	-	(4,490)	-	-	-	-	-	-	-	-	-	(4,490)
Other operating income	4,309	-	92	-	151	23	55	5	-	-	-	-	4,635
Other operating expenses	(234)	(16)	(22)	-	(49)	-	(398)	(74)	(167)	-	107	-	(853)
Operating (loss) / income	(12,170)	(28)	(16,046)	(28)	7,184	1,783	(2,442)	(160)	(12,882)	-	-	(10,816)	(45,605)
Share of loss in associates	-	-	-	-	-	-	-	-	48	(4,312)	-	-	(4,264)
Amortization and depreciation	62,261	-	4,751	-	5,730	555	7,538	2,416	5,911	-	-	6,787	95,949
Adjusted Ebitda	50,091	(28)	(11,295)	(28)	12,914	2,338	5,096	2,256	(6,923)	(4,312)	-	(4,029)	46,080
Construction services revenue	(55,440)	-	-	-	(6,919)	-	(1,464)	(7,281)	(4,074)	-	-	-	(75,178)
Construction services cost	55,363	-	-	-	6,919	-	1,422	7,281	3,325	-	-	-	74,310
Adjusted Ebitda excluding Construction Services	50,014	(28)	(11,295)	(28)	12,914	2,338	5,054	2,256	(7,672)	(4,312)	-	(4,029)	45,212
Construction services revenue	55,440	-	-	-	6,919	-	1,464	7,281	4,074	-	-	-	75,178
Construction services cost	(55,363)	-	-	-	(6,919)	-	(1,422)	(7,281)	(3,325)	-	-	-	(74,310)
Adjusted Ebitda	50,091	(28)	(11,295)	(28)	12,914	2,338	5,096	2,256	(6,923)	(4,312)	-	(4,029)	46,080
Financial income													17,136
Financial loss													(101,854)
Inflation adjustment													(5,081)
Amortization and depreciation													(95,949)
Loss before income tax expense													(139,668)
Income tax													37,660
Loss for the period													(102,008)

June 30, 2020 (Unaudited)
Current assets	123,308	106	24,196	50	17,513	4,412	44,154	17,989	38,067	-	(66,628)	191,922	395,089
Non-current assets	1,185,399	21	800,858	106	153,166	7,094	162,892	66,134	247,171	4,008	(768)	334,766	2,960,847
Capital Expenditure	55,441	-	2,241	-	8,068	1,145	2,269	7,634	4,563	-	-	2	81,363
Current liabilities	203,583	29	94,982	-	19,060	2,766	69,173	21,730	102,927	-	(66,628)	131,957	579,579
Non-current liabilities	496,814	-	816,284	-	58,846	3,144	-	16,308	58,592	-	(768)	271,734	1,720,954

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3        Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Peru
For the six-month period ended June 30, 2019 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Revenue	506,271	123	58,097	-	56,648	8,539	57,984	48,575	65,887	-	(6,349)	3,031	798,806
Cost of services	(368,839)	(11)	(48,893)	-	(27,020)	(6,654)	(37,237)	(29,426)	(49,079)	-	4,861	(7,067)	(569,365)
Gross profit / (loss)	137,432	112	9,204	-	29,628	1,885	20,747	19,149	16,808	-	(1,488)	(4,036)	229,441
Selling, general and administrative expenses	(35,320)	(196)	(9,199)	(67)	(6,951)	(634)	(5,786)	(8,743)	(6,865)	-	1,489	(5,423)	(77,695)
Other operating income	8,754	-	292	-	60	-	48	8	-	-	(17)	1	9,146
Other operating expenses	(457)	-	(91)	-	(100)	-	(293)	(18)	-	-	16	-	(943)
Operating income / (loss)	110,409	(84)	206	(67)	22,637	1,251	14,716	10,396	9,943	-	-	(9,458)	159,949
Share of income / (loss) in associates	-	-	-	-	-	-	-	-	35	(866)	-	-	(831)
Amortization and depreciation	49,612	-	5,948	-	6,544	488	6,417	2,281	6,115	-	-	7,953	85,358
Adjusted Ebitda	160,021	(84)	6,154	(67)	29,181	1,739	21,133	12,677	16,093	(866)	-	(1,505)	244,476
Construction services revenue	(154,474)	-	-	-	(847)	-	(6,533)	(1,355)	(3,976)	-	-	-	(167,185)
Construction services cost	154,365	-	-	-	822	-	6,344	1,355	2,930	-	-	-	165,816
Adjusted Ebitda excluding Construction Services	159,912	(84)	6,154	(67)	29,156	1,739	20,944	12,677	15,047	(866)	-	(1,505)	243,107
Construction services revenue	154,474	-	-	-	847	-	6,533	1,355	3,976	-	-	-	167,185
Construction services cost	(154,365)	-	-	-	(822)	-	(6,344)	(1,355)	(2,930)	-	-	-	(165,816)
Adjusted Ebitda	160,021	(84)	6,154	(67)	29,181	1,739	21,133	12,677	16,093	(866)	-	(1,505)	244,476
Financial income													29,019
Financial loss													(80,211)
Inflation adjustment													(16,365)
Amortization and depreciation													(85,358)
Income before income tax expense													91,561
Income tax													(6,292)
Income for the period													85,269

December 31, 2019 (Audited)
Current assets	149,064	139	47,726	140	16,691	4,222	57,323	50,629	55,249	-	(59,393)	185,853	507,643
Non-current assets	1,235,497	22	1,106,996	104	151,717	6,425	169,130	63,914	245,541	8,059	(768)	387,963	3,374,600
Capital Expenditure	308,301	-	5,347	-	7,040	2,332	13,270	18,198	17,905	-	(33)	13	372,373
Current liabilities	220,849	29	129,875	2	21,080	2,740	27,853	49,616	105,873	-	(59,393)	63,778	562,302
Non-current liabilities	516,344	-	1,080,283	-	48,018	3,644	54,009	17,839	60,650	-	(768)	341,308	2,121,327

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4        Revenue

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Aeronautical revenue	7,994	185,406	159,831	382,654
Non-aeronautical revenue
Commercial revenue	43,562	126,741	143,454	247,989
Construction service revenue	30,113	99,941	75,178	167,185
Other revenue	58	475	402	978
	81,727	412,563	378,865	798,806

Timing of revenue recognition
Over time	68,704	344,713	312,987	665,229
At a point in time	842	11,353	9,133	19,779
Revenues outside the scope of IFRS 15	12,181	56,497	56,745	113,798
Revenue	81,727	412,563	378,865	798,806

5        Cost of services

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Construction services cost	(29,785)	(99,333)	(74,310)	(165,816)
Salaries and social security contributions	(26,456)	(51,002)	(71,418)	(99,298)
Concession fees (**)	(9,903)	(40,954)	(46,694)	(86,198)
Amortization and depreciation (***)	(44,267)	(39,830)	(91,256)	(79,961)
Maintenance expenses	(13,810)	(33,006)	(41,848)	(64,193)
Services and fees	(6,902)	(16,436)	(21,176)	(32,658)
Cost of fuel	(945)	(10,301)	(8,299)	(18,043)
Taxes (*)	(692)	(4,244)	(4,473)	(8,751)
Office expenses	(663)	(4,062)	(3,141)	(7,453)
Provision for maintenance costs	(465)	(223)	(787)	(1,149)
Others	(1,642)	(3,679)	(3,533)	(5,845)
	(135,530)	(303,070)	(366,935)	(569,365)

(*) Mainly includes tax from turnover and municipal taxes.

(**) Includes depreciation for fixed concession assets fee of USD 8,734 as of June 30, 2020 (USD 9,901 as of June 30, 2019).

(***) Includes amortization of leases of USD 1,258 as of June 30, 2020 (USD 1,532 as of June 30, 2019).

6        Selling, general and administrative expenses

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Taxes (*)	(3,467)	(10,729)	(12,277)	(21,771)
Services and fees	(5,659)	(8,911)	(13,831)	(18,317)
Salaries and social security contributions	(3,571)	(6,792)	(9,996)	(15,097)
Bad debts	(6,270)	(2,553)	(9,195)	(7,086)
Amortization and depreciation (**)	(2,283)	(2,466)	(4,693)	(5,397)
Office expenses	(97)	(1,825)	(838)	(2,832)
Insurance	(570)	(501)	(1,047)	(889)
Maintenance expenses	(216)	(353)	(1,215)	(714)
Advertising	(80)	(429)	(317)	(692)
Charter service	(80)	(207)	(215)	(415)
Bad debts recovery	74	277	154	398
Other	(738)	(2,661)	(3,357)	(4,883)
	(22,957)	(37,150)	(56,827)	(77,695)

(*) Mainly includes tax from taxes over banks transactions and tax on revenue.

(**) Includes amortization of leases of USD 304 as of June 30, 2020 (USD 327 as of June 30, 2019).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

7       Other operating income

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Government grant (*)	784	4,126	4,113	8,647
Other	308	200	522	499
	1,092	4,326	4,635	9,146

(*) Corresponds to government grant for the development of airport infrastructure in Group A (operated by AA2000) of the National Airport System. There are no unfulfilled conditions or other contingencies attaching to these grants. The group did not benefit directly from any other forms of government assistance.

8        Financial results, net

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Interest income	7,039	10,393	10,214	20,422
Foreign exchange income	541	412	2,724	5,722
Other financial income	1,112	959	4,198	2,875
Financial income	8,692	11,764	17,136	29,019

Interest expense	(17,013)	(22,971)	(39,569)	(46,210)
Foreign exchange expenses	(18,401)	31,984	(29,398)	15,140
Changes in liability for concessions	(7,642)	(20,139)	(23,593)	(46,868)
Other financial loss (*)	(5,351)	(1,145)	(9,294)	(2,273)
Financial loss	(48,407)	(12,271)	(101,854)	(80,211)

Inflation adjustment	(3,200)	(7,175)	(5,081)	(16,365)
Inflation adjustment	(3,200)	(7,175)	(5,081)	(16,365)
Net financial results	(42,915)	(7,682)	(89,799)	(67,557)

(*) Includes debt renegotiations premiums paid to Notes tenders for the exchange offers for a total amount of USD 4,670 as of June 30, 2020.

9        Income tax

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Current income tax	13,550	(15,093)	98	(45,540)
Deferred income tax	33,103	1,971	37,562	39,248
	46,653	(13,122)	37,660	(6,292)

As of March 29, 2019, AA2000 exercised an option of the asset revaluation for tax purpose included in Law No. 27.430 of Argentina, generating a deferred tax gain of ARS 2,537 million (approximately USD 59,746), as well as a higher current tax of ARS 633 million (approximately USD 14,907).

In order to determine the net taxable income of AA2000 at the end of this period, the tax inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law has been incorporated into the tax results for a total amount of ARS 755 million (approximately USD 10,715), due to the fact that as of June 30, 2020, the estimated price index variation for fiscal year 2020 will exceed 15%. Likewise, the income tax law allows the deferral of the charge generated by the tax inflation adjustment in six consecutive years, as a result, ARS 146 million (approximately USD 2,072) was recognized in current tax liabilities and ARS 609 million (approximately USD 8,643) as deferred tax liabilities.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10        Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2020	4,057,431	55,506	21,326	4,134,263
Acquisitions	77,113	-	211	77,324
Impairment loss	(4,490)	-	-	(4,490)
Disposals	(61)	-	-	(61)
Transfer	(220)	-	220	-
Transfer to property, plant and equipment	(4)	-	-	(4)
Translation differences and inflation adjustment	(387,292)	(13,283)	(676)	(401,251)
	3,742,477	42,223	21,081	3,805,781
Depreciation
Accumulated at January 1, 2020	1,114,090	-	18,052	1,132,142
Depreciation of the period	97,688	-	568	98,256
Disposals	(61)	-	-	(61)
Translation differences and inflation adjustment	(63,685)	-	(170)	(63,855)
	1,148,032	-	18,450	1,166,482
At June 30, 2020	2,594,445	42,223	2,631	2,639,299

Cost
Balances at January 1, 2019	3,841,853	56,501	15,170	3,913,524
Acquisitions	172,679	-	411	173,090
Transfer	(351)	-	351	-
Transfer from property plant and equipment	935	-	-	935
Translation differences and inflation adjustment	125,035	(26)	(56)	124,953
	4,140,151	56,475	15,876	4,212,502
Depreciation
Accumulated at January 1, 2019	967,909	-	12,073	979,982
Depreciation of the period	87,762	-	728	88,490
Translation differences and inflation adjustment	33,808	-	(69)	33,739
	1,089,479	-	12,732	1,102,211
At June 30, 2019	3,050,672	56,475	3,144	3,110,291

During June 2020, the Company identified impairment indicators in its cash generating units across all of its business operational segments due to drastic measures undertaken by governments, as flight restrictions and the closing of borders, to contain COVID-19 spread (see Note 1).

Therefore, the company performed an impairment test based on cash flow projections covering the remaining concession periods (value in use), based on key assumptions estimated with historical information and management judgment. The key assumptions used in determining the recoverable amount are number of passenger, fees, future operating expenses and discount rate.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each cash-generating units (CGUs) of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

As of June 30, 2020, the recoverable amount of the each defined CGU exceeds its carrying amount.

The Company additionally tested the value of the goodwill for impairment, resulting in no impairment charges to be recognized.

Impairment loss recognized in the evolution of intangibles assets correspond to Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) who performed, as of March 31, 2020, an impairment test based on cash flow projections covering the remaining concession period of 21 years (value in use), based on key assumptions estimated with historical information and management judgment. The key assumptions were: number of passengers, fees, future operating expenses and discount rate.

The carrying value of the assets impaired as of March 31, 2020 was as follows:

	Net assets before impairment	Impairment	Net assets after impairment
ICASGA	67,905	(4,490)	63,415

As of June 30, 2020, ICASGA conducted a similar analysis resulting in no changes of the previous conclusions.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11       Cash and cash equivalents

	At June 30, 2020 (Unaudited)	At December 31, 2019 (Audited)
Cash to be deposited	1,827	2,320
Cash at banks	154,475	116,413
Time deposits	4,451	35,502
Other cash equivalents	19,473	41,461
	180,226	195,696

The Group operates with investment grade - financial institutions.

For the purposes of cash flow interim statement, cash and cash equivalents include the following:

	For the six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)
Cash and cash equivalents	180,226	221,464
	180,226	221,464

12        Borrowings

	At June 30, 2020 (Unaudited)	At December 31, 2019 (Audited)
Non-current
Bank and financial borrowings (**)	350,205	472,226
Notes (*)	523,921	560,995
	874,126	1,033,221
Current
Bank and financial borrowings (**)	173,827	103,056
Notes (*)	92,702	72,067
	266,529	175,123
Total Borrowings	1,140,655	1,208,344

Changes in borrowings during the period is as follows:

	For the six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)
Balances at the beginning of the period	1,208,344	1,126,658
Adjustment on adoption of IFRS 16	-	(1,715)
Adjusted balances at the beginning of the period	1,208,344	1,124,943
Loans obtained	44,071	36,612
Loans paid	(38,938)	(32,631)
Interest paid	(26,191)	(40,475)
Accrued interest for the period	38,158	44,031
Debt renegotiation expenses capitalization	(7,980)	-
Translation differences and inflation adjustment	(76,809)	3,748
Balances at the end of the period	1,140,655	1,136,228

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At June 30, 2020 (1)	313,716	252,328	436,820	538,964	1,541,828
At December 31, 2019 (1)	247,209	237,298	547,257	617,208	1,648,972

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12        Borrowings (Cont.)

(*) Notes include the following:

-	In 2007 Puerta del Sur S.A. (“PDS”) issued 7.75% secured guaranteed notes for USD 87 million, due 2021. The principal balance of the PDS Notes, together with accrued interest, will be repaid in 22 total installments, with individual installments occurring on April 29 and October 29 of each year beginning in 2011 and ending in 2021. The main covenants on these bonds are limitations on liens and encumbrances and compliance with certain financial ratios. PDS may be limited to declare, make or pay any dividends unless the debt coverage service ratio exceeds 1.7x and the indebtedness ratio is less than 3.0. PDS Notes are secured by a trust to which Puerta del Sur has transferred the following sums: (a) the sum of funds which PDS has or has rights to for services offered in administration, construction, and maintenance of Carrasco Airport; (b) the sum of funds received from the duty-free store in Carrasco Airport; (c) the sum of funds received as a result of the permitted operation of the cargo terminal in Carrasco Airport; and (d) the sum of funds PDS has received or will have right to receive from the government or from a third party successor as a result of a management agreement, or as a consequence of the redemption, termination, mutual dissolution and/or resolution of the management agreement for whatever reason, this trust is only use in case of non-compliance with the Notes obligations.

On April 24, 2020, PDS signed a modification with more than 75% of the total principal amount of its 2007 notes to postpone April and October 2020 installments to year 2022. Interest continues to be paid semi-annually, including in 2020, at the same rate. A compensation of 1% on the amount of the extended installments was agreed and was paid in June 2020. The agreement was conditioned on the acceptance of at least 75% of the exchange offer of ACI Airport Sudamérica S.A.U. which was materialized on May 26, 2020. The agreement also established a change in the debt service and dividends payment covenants for the 2020 measurement that will be 1.25x for both cases, and for the 2021 measurement 1.4x.

-	In 2015, ACI Airport Sudamérica S.A.U. (“ACI”) issued 6.875% senior secured guaranteed notes, for USD 200 million due in 2032. The principal balance will be repaid in 34 installments, May 29 and November 29 of each year, commencing on May 29, 2016 while accrued interest will be repaid commencing on November 29, 2015. The main covenants on these bonds are limitations on additional indebtedness, payment of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. The holders of these notes benefit from a guarantee and a security package including the pledge of the shares in PDS and Cerealsur S.A., and certain accounts of Cerealsur and ACI. As of June 30, 2020 and December 31, 2019 they were guaranteed with a standby letter of credit of Corporación América S.A. with Bank of América. These notes are fully and unconditionally guaranteed by Cerealsur S.A.

On April 24, 2020, ACI announced the commencement of an offer (the “Exchange Offer”) to repurchase and exchange any and all of its outstanding 6.875% Senior Secured Guaranteed Notes due 2032 in the original aggregate principal amount of USD 200 million (the “Existing Notes”) for newly issued 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 (the “New Notes”) and solicitation of consents to certain proposed amendments to the indenture governing the Existing Notes and certain waivers.

On May 26, 2020 ACI issued USD 180.9 million aggregate principal amount of New Notes to repurchase and exchange 93.6% of the total original principal amount of the Existing Notes. The main covenants and guarantees remain unchanged and include also the pledge of shares of ACI.

-	On January 8, 2018, Corporación América Italia S.p.A. (“CAI”) issued € 60.0 million (USD 71.8 million) aggregate principal amount of 4.556% secured notes due 2024 (the “Italian Notes”). The proceeds of the Italian Notes were used to refinance and replace the 6.250% secured notes due 2019 issued by CAI in December 2014. Interest on the Italian Notes is payable annually in arrears on June 30 of each year. The Italian Notes will mature on December 31, 2024. The main covenants on these bonds are limitations to take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. As of June 30, 2020, and due to Covid-19 negative impact, CAI did not fulfil its leverage ratio as required. Due to this, the outstanding non-current balance for a total amount of USD 62.6 million is presented as current as of June 30, 2020. In order to remedy this situation, CAI is in advanced negotiations to obtain a waiver that is expected to be in place in the third quarter of 2020.

 Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12        Borrowings (Cont.)

The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in Toscana Aeroporti S.p.A.

-	On February 6, 2017, AA2000 issued 6.875% senior secured notes for a nominal amount of USD 400 million due 2027. The principal will be amortized in 32 equal quarterly installments as from May 1, 2019. The main covenants of these bonds require compliance with certain financial ratios as well as restriction to incur in additional debt and limitations on the payments of dividends if any default or unmatured default has occurred.

On February 27, 2020, the ordinary general meeting of shareholders of AA2000 approved the creation of a Global Program for the issuance of Notes. The Prospectus project was approved in its terms and conditions by AA2000 board of directors dated February 27, 2020. The aforementioned program establishes the issuance of simple Notes not convertible into shares with a nominal value of up to USD 500 million, or its equivalent in other currencies, with a duration of five years from the date of approval of the Argentine Comisión Nacional de Valores (“CNV”). On April 17, 2020, AA2000 obtained authorization from the CNV for the Global Program for the Issuance of Notes. See update in Note 19.

On April 21, 2020, AA2000 announced the commencement of an offer (the “Exchange Offer”) to exchange any and all of its outstanding 6.875% Senior Secured Notes due 2027 in the original aggregate principal amount of USD 400 million (the “Existing Notes”) for newly issued 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) and solicitation of consents to certain proposed amendments and waivers to the indenture governing the Existing Notes.

On May 19, 2020, the Exchange Offer of USD 346.9 million, representing 86.73% of the total original principal amount of the Existing Notes (or 99.65% of the total amount of outstanding principal amount of the Existing Notes) was completed.

On May 20, 2020 AA2000 issued USD 306 million aggregate principal amount of Series 2020 Additional Notes after completion of required conditions; the approval of ORSNA on April 24, 2020, issuing the Resolution No. 21/2020 pursuant to which the collateral assignment of revenue under the Existing Notes was extended to the Series 2020 Additional Notes in equal terms; and executing and delivering amendments to the 2019 Credit Facilities to provide for the effective deferral of payments of principal due thereunder on August 19, 2020 and November 19, 2020 that was satisfied on April 29, 2020. New notes are 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027. The main covenants and guarantees remain unchanged.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12        Borrowings (Cont.)

(**) As of June 30, 2020 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(2)
	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	6.4
Inframerica	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.6
Concessionaria do Aeroporto Sao Goncalo	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	4.3	A
do Amarante S.A.	BNDES	R$	September 2022	Fixed	2.50%	0.9
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.1
Inframerica	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	202.3	A
Concessionaria do	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
Aeroporto de Brasilia S.A.	Votorantim	R$	September 2020	Variable	CDI plus spread	3.3	C
Terminal Aeroportuaria	Banco Guayaquil SA	USD	December 2024	Variable	T.R.E.(3) plus spread	9.0	D
de Guayaquil S.A	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	8.2	D
Terminal de Cargas de	Santander Uruguay	USD	April 2023	Fixed	4.40%	1.5	D
Uruguay S.A.	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	2.0	D
	MPS Servicio Capital	Euro	June 2022	Variable	Euribor 6 month plus spread	4.2	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	24.2	D
	BPM	Euro	October 2020	Fixed	0.15%	1.7	D
	Unicredit	Euro	September 2020	Fixed	0.30%	6.7	D
	Unicredit	Euro	October 2020	Fixed	0.30%	2.8	D
	BNL	Euro	April 2021	Fixed	0.15%	2.8	D
	BNL	Euro	April 2021	Fixed	0.15%	2.8	D
Toscana Aeroporti S.p.a.	CREDEM	Euro	October 2020	Fixed	0.06%	5.6	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.3	D
	BPM	Euro	June 2024	Variable	Euribor 3 month plus spread	0.4	D
	MPS Servicio capital	Euro	September 2020	Fixed	0.07%	11.2	D
	Banca Intesa San Paolo	Euro	February 2021	Fixed	0.15%	6.7	D
	Banca Intesa San Paolo	Euro	March 2021	Fixed	0.20%	5.6	D
	Credit Suisse AG	USD	December 2022	Variable	Libor 6 month plus spread	31.6	B
Armenia International Airports C.J.S.C.		Euro	December 2022	Variable	Euribor 6 month plus spread	32.8
	HSBC Bank Armenia C.J.S.C.	Dram	June 2022	Fixed	11% (4)	1.0	D
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	2.5	A
	Banco de la Provincia de Buenos Aires	USD	June 2023	Fixed	7%	2.5	D
Aeropuertos Argentina 2000 S.A.	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A.	USD	August 2023	Fixed	9.75%	84.6	A
	Citibank N.A.	USD	August 2023	Variable	Libor plus spread	34.8	A
	Banco Macro	USD	July 2020	Fixed	6%	10.3	D
Consorcio Aeropuertos Internacionales S.A.	Santander Uruguay Banco Itaú	USD USD	April 2023 April 2025	Fixed Variable	5.1% Libor plus spread	3.6 3.6	B
Total						524.0

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12        Borrowings (Cont.)

(**) As of December 31, 2019 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding
						(In millions of USD)	Capitalization(2)
Inframerica Concessionaria do Aeroporto Sao Goncalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	8.6	A
	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	2.1
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	5.6
	BNDES	R$	September 2022	Fixed	2.50%	1.5
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.6
Inframerica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	270.5	A
	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
	Votorantim	USD	June 2020	Variable	CDI plus spread	9.0	C
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	December 2024	Variable	T.R.E.(3) plus spread	10.1	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	9.1	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	June 2020	Fixed	4.25%	0.2	D
	Santander Uruguay	USD	April 2023	Fixed	4.40%	1.7	D
	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	2.0	D
Toscana Aeroporti S.p.a.	MPS Servicio Capital	Euro	June 2022	Variable	Euribor 6 month plus spread	5.2	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	26.0	D
	BPM	Euro	October 2020	Fixed	0.13%	1.7	D
	Unicredit	Euro	September 2020	Fixed	0.15%	8.4	D
	Unicredit	Euro	October 2020	Fixed	0.15%	1.1	D
	BNL	Euro	November 2020	Fixed	0.15%	2.8	D
	BNL	Euro	December 2020	Fixed	0.15%	2.8	D
	CREDEM	Euro	October 2020	Fixed	0.60%	5.8	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.3	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.4	D
Armenia International Airports C.J.S.C.	Credit Suisse AG	USD	December 2022	Variable	Libor 6 month plus spread	36.1	B
		Euro	December 2022	Variable	Euribor 6 month plus spread	37.6
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	2.8	A
Aeropuertos Argentina 2000 S.A.	Banco de la Provincia de Buenos Aires	USD	June 2023	Fixed	7%	2.6	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A.	USD	August 2023	Fixed	9.75%	84.1	A
	Citibank N.A.	USD	August 2023	Variable	Libor plus spread	34.5	A
Total						575.3

(1)	TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian Consumer Price index)

(2)	A - Secured/guaranteed
B – Secured/unguaranteed
C – Unsecured/guaranteed
D - Unsecured/unguaranteed

R$ - Brazilian Reales

(3) T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate)

(4) Effective interest rate is 5.5% as 50% of interest rate is subsidized by Armenian Government

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12        Borrowings (Cont.)

The Credit Facility Agreement between Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and the Banco Nacional do Desenvolvimento Economico e Social (“BNDES”) is secured by the pledge of the shares of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising from the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. for an amount of USD 6.1 million which was released during 2018. It also establishes a required pre-authorization by BNDES on payments of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. dividends if exceeding 25% of net profits.

The Credit Facility Agreement between Inframérica Concessionária do Aeroporto de Brasilia (“ICAB”) and BNDES is secured by the pledge of Inframérica Concessionária do Aeroporto de Brasilia and Inframérica Participaçoes S.A. shares, the fiduciary assignment of rights arising from the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de Brasilia. It also establishes under certain circumstances a required pre-authorization by BNDES on payments of Inframérica Concessionária do Aeroporto de Brasilia dividends if exceeding 25% of net profits and compliance of certain financial ratios.

During 2017 and 2018 ICAB and ICASGA entered into amendments and extension agreements with BNDES with respect to their loans, in the case of ICASGA including an early repayment of a large part of the original debt and in ICAB including the extension of the final maturity and increasing the size of the credit facility.

In connection with such amendments and extension agreements, ACI Airports S.à r.l. and CAAP have agreed not to create any encumbrances on their shares of Inframérica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframérica or any change of control in Inframérica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating of at least B- (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least BB+. The amendment and extension agreements also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not maintained for any annual testing period.

As of June 30, 2020, the Minimum Rating has not been achieved and ICAB and ICASGA requested BNDES to provide a waiver regarding this obligation. Nevertheless, non-compliance with the Minimum Rating does not constitute an event of default under the agreements. As stated above, additional security would be requested before September 30, 2020, in case the waiver of BNDES is not obtained prior to such date.

In March 2020, BNDES made available a program for joining a Standstill, which is the suspension of payments of principal and interest for 6 months of the contracts signed with BNDES. The amount relative of standstill must be capitalized and be paid in the remaining period of the financing contracts. ICAB and ICASGA applied for this program and obtained the approval on April 14, 2020.

On June 5, 2019, ICAB entered into a loan with Banco Votorantim S.A. - Bahamas Branch for an amount of USD 8.9 million due in June 2020. This loan was secured with a guarantee signed by Banco Votorantim S.A. Brazil with ICAB (“Contrato de Prestação de Garantia”). This guarantee agreement, dated June 14, 2019, was secured by a guarantee letter issued by CAAP for a total amount of USD 8.9 million or its equivalent in Brazilian Real which shall not be lower than R$ 36 million plus interest. Future payments of the loan were protected from the exposure to U.S. dollars exchange rate fluctuation with a cash flow swap derivative with Banco Votorantim S.A. from Brazil that denominates future payments in Brazilian Real for a total amount of R$ 36 million.

The USD operation with Banco Votorantim was settled as well as the derivative operation contracted together, and in April, May and June 2020, ICAB entered into loans for working capital with Banco Votorantim in the amount of R$ 18 million. These loans are secured by a guarantee letter issued by CAAP.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12        Borrowings (Cont.)

On December 15, 2015 Armenia International Airports C.J.S.C. (“AIA”) entered into a senior secured dual-currency facility agreement with Credit Suisse AG (and other banks) for a principal amount up to USD 160 million, which is secured by: (a) the collateral assignment of all present and future rights arising from the Armenian Concession Agreement and other related agreement, a pledge over all present and future cash collateral bank accounts, a pledge over certain movable and immoveable assets related to the Zvartnots Airport and the pledge of Armenia International Airports C.J.S.C. shares.

According to the loan agreement AIA has restrictions to distribution of dividends and has to maintain the following ratios at a certain level: debt to EBITDA, Debt service coverage and adjusted debt service coverage ratio. According to this agreement, these ratios must be met as of June 30 and December 31. As of June 30, 2020, and due to Covid-19 negative impact, AIA did not fulfil debt service coverage and adjusted debt service coverage ratio as required in the loan agreement. In order to remedy this situation, AIA has obtained a waiver from Credit Suisse AG, which is effective at the date of issue of these condensed consolidated interim financial statements. Due to this, and in compliance with IFRS as the waiver was obtained after the reporting period, the outstanding non-current balance for a total amount of USD 42.5 million is presented as current as of June 30, 2020, and subsequently will be reclassified again on a long-term basis after the reporting period.

As of June 30, 2020 Armenia International Airports C.J.S.C. had pledged cash held in bank accounts for USD 30.7 million (USD 40.3 million at December 31, 2019) and all intangible assets and property and equipment for a total of USD 161.4 million (USD 167.6 million at December 31, 2019).

Toscana Aeroporti S.p.A, pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/MPS Servicio Capital is required to comply with certain financial ratios. Cash and cash equivalents of the Consolidated Statement of Financial Position includes € 1 million, to secure the abovementioned loan. For the loan granted by MPS Servicio Capital, Toscana Aeroporti S.p.A. obtained a waiver on the measurement of the financial covenants as of June 30, 2020.

Aeropuerto de Neuquén S.A. (“ANSA”) loan with Banco Macro is secured with a guarantee letter of Corporación América S.A. In addition, ANSA entered into an assignment of collection rights agreement in favour of Banco Macro.

On August 9, 2019, AA2000 entered into two credit facility agreements: (a) the onshore credit facility agreement, by and among AA2000, as borrower, Banco Galicia and Buenos Aires S.A.U., Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”) and Banco Santander Río S.A., as lenders, Citibank N.A. (“Citibank”), as administrative agent and Citibank Argentina, as local collateral agent, local disbursement agent and local paying agent, for an aggregate principal amount of USD 85 million and (b) the offshore credit facility agreement, by and among AA2000, as borrower, Citibank acting through its international banking facility, as lender, Citibank N.A., as administrative agent and Citibank Argentina as local collateral agent and local custodian agent for an aggregate principal amount of USD 35 million (collectively, the “2019 Credit Facilities”).

The term for the credit facility agreements shall be of thirty-six months as from the borrowing date. The principal amount under the credit facility agreements shall be repaid in nine quarterly equal and regular installments, the first one being paid as from 12 months of the borrowing date, and it shall bear interests: (i) regarding the onshore credit facility agreement, at a fixed annual nominal rate of 9.75%; (ii) regarding the offshore credit facility agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable interest rate of an annual nominal 5,500% plus (c) the applicable withholding tax.

To secure its obligations under the two credit facility agreements, pursuant to the Argentine Collateral Trust Agreement dated August 9, 2019 (under Argentine law), AA2000 has transferred and assigned to the collateral trustee, acting on behalf of the Trust, for the benefit of the Lenders, acting as the beneficiaries, all: (a) rights, title and interest in, to and under each payment of the cargo airport charges payable by the user of such services in connection with all proceeds derived from export and import services carried out by Terminal de Cargas Argentina (a business unit of AA2000); and (b) any residual amount that AA2000 could be entitled to receive pursuant to article 11.4 of the collateral trust agreement dated January 17, 2017, entered into AA2000 and Citibank, in respect of the rights to receive payment in the event of a termination, expropriation or redemption of the concession agreement entered by and between the National Government and AA2000 on February 9, 1998 and approved by Decree No. 163/1998; including the right to receive and withhold all the payments pursuant to them and any other produced by them, assigned in trust to secure the Existing Notes issued by AA2000.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12        Borrowings (Cont.)

On April 29, AA2000 entered into a framework agreement (“Framework Agreement”) with the branch of Citibank established in the Republic of Argentina (“Citibank Argentina”), Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”), Banco Galicia, Buenos Aires S.A.U. (“Banco Galicia”) and Banco Santander Río S.A. (“Banco Santander”), in order to, among other things, effectively defer principal payments of the 2019 Credit Facilities. The Framework Agreement effectively defers payments of principal due by AA2000 under the 2019 Credit Facilities on August 19, 2020 and November 19, 2020, each of which amounts to USD 13.3 million. These will be implemented through the signing of bilateral contracts with each of the financial institutions through alternatives established in said framework agreement. Such deferred amounts will be effectively payable by AA2000 in quarterly installments beginning in September 2021 and ending in June 2022. See update in Note 19.

In accordance with the aforementioned renegotiation and the alternative adopted by ICBC, AA2000 has contracted derivative financial instruments with this financial institution for USD futures purchases in order to hedge the exposure to exchange rate fluctuations between Argentine pesos and US dollars of the two installments refinanced. As of June 30, 2020, transactions pending execution or settlement amounts to approximately USD 8 million, maturing on August 19, 2020 and November 19, 2020.

These derivative financial instruments are recorded in the financial statements as of June 30, 2020, in accordance with quoted and market values for transactions of similar characteristics.

On May 11, 2020, AA2000 agreed to reschedule the USD 10 million loan with Banco Macro extending its term to July 24, 2021 with a nominal annual compensatory rate of 11%, subject to the payment of interest due on July 24, 2020 and a guarantee assignment of the future claims for air station usage fees (for domestic flights) to be collected from Aerolíneas Argentinas S.A., see update in Note 19.

During the first half of 2020, Consorcio Aeropuertos Internacionales S.A. received disbursements of the planned financing with Banco Santander S.A. and Banco Itaú Uruguay S.A. for construction works at Punta del Este airport for a total amount of USD 7.2 million divided equally among both financial institutions. Disbursements up to USD 16 million will be made according to the level of progress of works up to 80%. The principal amounts under these credit facilities shall be repaid in five annual, equal and regular installments, the first being April 30, 2021, and are secured by the assignment of certain revenues. The main covenants require compliance with certain financial ratios as well as certain restrictions.

As of June 30, 2020 the Group was in compliance with all of its borrowing covenants except for those mentioned above. As of December 31, 2019, the Group was in compliance with all of its borrowing covenants.

As the virus outbreak is expected to negatively affect the Group’s performance during 2020, the Company is actively monitoring covenants compliance for the upcoming months and planning to initiate conversations with financial entities for the approval of temporary waivers of compliance, if necessary.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13        Other liabilities

	At June 30, 2020 (Unaudited)	At December 31, 2019 (Audited)
Non-current
Concession fee payable (*)	590,933	777,093
Advances from customers	15,921	21,437
Provisions for legal claims (****)	3,670	5,319
Provision for maintenance costs (**)	21,489	20,034
Other taxes payable	1,556	2,548
Employee benefit obligation (***)	8,048	8,079
Salary payable	474	488
Other liabilities with related parties (Note 16)	1,340	1,726
Other payables	13,860	11,686
	657,291	848,410

Current
Concession fee payable (*)	86,731	120,578
Other taxes payable	20,308	22,956
Salary payable	26,286	37,976
Other liabilities with related parties (Note 16)	6,391	5,812
Advances from customers	3,720	4,848
Provision for maintenance costs (**)	4,089	8,887
Expenses provisions	1,837	1,934
Provision for legal claims (****)	905	1,159
Other payables	20,456	25,972
	170,723	230,122

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At June 30, 2020	170,690	68,062	203,897	1,371,434	1,814,083
At December 31, 2019	230,181	90,917	275,982	1,867,441	2,464,521

(*) The most significant amounts included in the concession fee payable are generated by the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and Inframérica Concessionária do Aeroporto de Brasilia S.A. and Inframérica Concessionária do Aeroportode São Gonçalo do Amarante S.A.

Changes in the period of the concession fee payable is as follows:

	For the six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)
Balances at the beginning of the period	897,671	907,954
Concession fee payable due to concession extension	-	4,406
Financial result	23,593	46,868
Concession fees	37,960	78,815
Payments	(53,748)	(94,181)
Translation differences and inflation adjustment	(227,812)	8,506
Balances at the end of the period	677,664	952,368

(**) Changes in the period of the provision for maintenance costs is as follows:

	For the six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)
Balances at the beginning of the period	28,921	29,097
Accrual of the period	1,139	1,607
Use of the provision	(4,340)	(966)
Translation differences and inflation adjustment	(142)	(178)
Balances at the end of the period	25,578	29,560

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13        Other liabilities (Cont.)

(***) Changes in the period of the provision for employee benefits is as follows:

	For the six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)
Balances at the beginning of the period	8,079	8,038
Actuarial gain/loss (in other comprehensive income)	6	554
Interest for services	157	72
Service cost	49	144
Amounts paid in the period	(220)	(413)
Translation differences and inflation adjustment	(23)	(38)
Balances at the end of the period	8,048	8,357

(****) Changes in the period of the provision for legal claims is as follows:

	For the six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)
Balances at the beginning of the period	6,478	9,682
Accrual of the period	692	664
Use of the provision	(1,638)	(2,564)
Translation differences and inflation adjustment	(957)	(210)
Balances at the end of the period	4,575	7,572

14       Equity

a) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the Company is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income Tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2020	(414,777)	198	(40,726)	(63)	63,402	(391,966)
Other comprehensive (loss) / income for the period	(21,052)	(2)	(421)	1	-	(21,474)
For the period ended June 30, 2020	(435,829)	196	(41,147)	(62)	63,402	(413,440)

Balances at January 1, 2019	(401,444)	330	(40,761)	(99)	63,402	(378,572)
Other comprehensive income / (loss) for the period	36,879	(345)	256	83	-	36,873
For the period ended June 30, 2019	(364,565)	(15)	(40,505)	(16)	63,402	(341,699)

(*) Income tax relating to OCI amounts to Remeasurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15        Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Company believes that the aggregate provisions recorded for losses in these financial statements, are adequate based upon currently available information.

Brazil legal proceedings - Tax Proceedings

On September, 2014, ICAB started a lawsuit that discusses the collection of Property and Urban Territorial Tax (“IPTU”) by the Federal District. On October, 2014, the Judge granted a provisional decision, suspending the tax collection. On April, 2015, a favorable sentence was handed down to the ICAB, dismissing the collection as unfounded. On March, 2017, the State Court confirmed that sentence, based on previous decisions from the Supreme Court. After that, the Supreme Court had a new trial on a different case, where the taxpayers lost. That led the State Court to hold a new trial. On April, 2018, the decision was slightly changed. The court still said ICAB did not have to pay IPTU, but it was stated that stores that had contracts with ICAB that were not connected with the airport or airline services did have to pay IPTU. Both parts appealed again from that decision, so it was sent to the Supreme Court. The decision in regards to these appeals is now pending.

Based on a different interpretation of this latest decision, the Federal District started a new lawsuit, demanding the payment of R$ 5 million of IPTU. On March of 2020, ICAB presented a defense stating that this tax could not be imposed by Local Government over an airport that belongs to the Federal Government, what is endorsed by decision still valid on the lawsuit previously mentioned. Up to now, the judge has not decided the case. Many airports in Brazil are facing the same discussion.

Regarding ICASGA’s lawsuit regarding tax proceedings, on May 27, 2020, ICASGA’s appeal was granted, and once again the tax collection was suspended. The Municipality appealed again, this time before the Brazilian Supreme Court. On June 16, 2020, the Supreme Court President denied that appeal. The tax collection remains suspended until trial by the State Court.

There are no other lawsuits or legal proceedings different from the ones included in the Consolidated Financial Statements for the year ended December 31, 2019.

b. Commitments

Re-bidding of Natal Airport Concession

On March 5, 2020, CAAP announced that its subsidiary Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) filed a request to the Agência Nacional de Aviação Civil (“ANAC”) to commence the re-bidding process of the International Airport of São Gonçalo do Amarante (“Natal Airport”), pursuant to Law No. 13,448 of July 5, 2017, and ANAC Resolution No. 533 of November 7, 2019. This process will have several stages, at the present time, ANAC is processing its preliminary analysis and should take a position on the matter in the coming months.

If the request is approved, the operation of Natal Airport will be transferred to a different operator after a new bidding process, and an indemnification payment will be made to ICASGA, to be determined by authorities, which will be primarily based on non-amortized capital expenditure investments. In the interim, ICASGA will maintain all airport operations, with the same safety and service quality, as well as commercial and employment contracts. The re-bidding request is limited to the Natal Airport concession.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15        Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Re-bidding of Natal Airport Concession (Cont.)

Several factors drove the Company’s decision to seek return of this concession. Passenger traffic has been negatively impacted by the adverse economic conditions in Brazil over the past years, particularly affecting tourism activity in the country, which resulted in lower than expected passenger traffic. At Natal Airport in particular, total passenger traffic reached 2.3 million in 2019, compared to the 4.3 million expected as per the feasibility study. In addition, as the Natal Airport concession occurred in 2011 and was the first airport concession in Brazil, passenger tariffs lag those of all other privatized airports in the country under the same tariff scheme, which as of December 2019 are in average 35% higher than Natal Airport tariffs and air navigation tariffs charged in other airports are 301% higher than in Natal Airport. This situation has required CAAP to make capital contributions to sustain this concession and thus allow ICASGA to remain in compliance with all of its financial obligations to the Brazilian Government and financial institutions.

On May 26, 2020, the ANAC issued its affirmative vote to the technical and legal feasibility on the request of the re-bidding process initiated by ICASGA.

On June 3, 2020, the process obtained the approval of the Ministério da Infraestrutura and on June 10, 2020, the Conselho do Programa de Parcerias de Investimentos of the Ministério da Economia expressed a favorable opinion and submitted the qualification for re-bidding to the President of Brazil. A period of 90 days was established for the signing of the addendum to the concession contract.

As previously mentioned, the process of re-bidding is still in progress and will go through several stages, at this moment there is no accounting impact of this operation in ICASGA nor CAAP financial figures, the measurement and the accounting will be carried out according to the terms of the addendum or contract, if signed.

Council of State judgement – Toscana Aeroporti S.p.A. (“TA”) expansion plan

On February 13, 2020, the Council of State issued a judgement rejecting the appeal lodged by, inter alia, Italy's Ministry of the Environment and Protection of the Land and Sea, Italy's Ministry of Cultural Heritage and Activities, Italian Civil Aviation Authority (“ENAC”), Municipality of Florence, Region of Tuscany, Metropolitan City of Florence and TA on the decision of the Regional Administrative Court of Tuscany No. 723 of 2019.

TA, in full compliance with the judgement, has already taken steps to satisfy the conditions and to coordinate the actions to be taken, together with the competent entities — and first and foremost the ENAC — to move ahead with the project, noting that the work done was carried out according to the opinions and instructions provided by the competent ministries and the competent Environmental Compatibility Assessment (“VIA”) Commission, by virtue of the positive opinions obtained from the Italian VIA Commission, Italy's Ministry of the Environment and Protection of the Land and Sea, Italy's Ministry of Cultural Heritage and Activities and Italy's Ministry for Infrastructure and Transport.

In this context, on February 20, 2020, the Board of Director of TA acknowledged and examined the content of the judgement of the Council of State and resolve to approve the renewal of the VIA procedure and the implementation of further procedures that prove necessary in relation to the development of Florence airport’s Master Plan according to the terms emerged in the Council of State judgement and also taking into account the letter received on that date from the ENAC where it requires that the analysis, study and design activities be launched, thereby confirming its interest in the construction of the new runway.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15        Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

The AAP Concession Agreement

On February 6, 2020, Banco de Crédito del Perú (“BCP”) issued guarantees in favor of AAP for equipment acquisitions for the concession for a total amount of USD 220 thousands.

The letters of credit of CAAP with Citibank in favour of AAP for concession contract fulfilment and works to be performed were replaced with two standby letters of credit of Corporación América Sudamericana S.A. with Morgan Stanley for a total amount of USD 2,25 and USD 0,6 respectively.

Brazilian Concession Agreements

In Brazil, the pandemic was recognized as a case of "force majeure" or "fortuitous case", and for that reason the damage is not part of the risks assumed by the private sector and must be compensated by the Government, which may use alternatives such as: reduction in the value of concession fee, increase in fees charged or extension of the contract. The Civil Aviation Secretariat of the Ministry of Infrastructure, on the other hand, stated that the Government should accept a reduction in the fixed concession fee to be paid by airports concessionaires. According to the Civil Aviation Secretariat, a discount on the annual concession fee should be granted as a way of economic and financial re-equilibrium of the contracts. The Government still studies how this will be applied, but recognizes the fare losses and the loss of commercial revenues of the concessionaires.

There are no new commitments or significant changes related to the concession agreements in the current period from the ones included in the Consolidated Financial Statements for the year ended December 31, 2019, except for the abovementioned.

c. Restrictions to the distribution of profits and payment of dividends

As of June 30, 2020 and December 31, 2019, equity as defined under Luxembourg laws and regulations consisted of:

	At June 30, 2020 (Unaudited)	At December 31, 2019 (Audited)
Share capital	160,022	160,022
Share premium	180,486	180,486
Legal reserve	176	176
Free distributable reserves	385,055	385,055
Non-distributable reserves	1,351,883	1,351,883
Retained earnings	(65,543)	(78,497)
Total equity in accordance with Luxembourg law	2,012,079	1,999,125

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16        Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by ACI Holding S.à r.l., which is controlled by Corporación America International S.à r.l., Luxembourg’s companies.

Corporación América International S.à r.l. is controlled by Liska Investments Corporation, a company incorporated under the laws of the British Virgin Islands.

Liska Investments Corporation is controlled by Southern Cone Foundation (CAAP`s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation's purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Summary of balances with related parties are:

	At June 30, 2020 (Unaudited)	At December 31, 2019 (Audited)
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	1,455	1,555
Trade receivables with other related parties	787	687
Other receivables with associates	658	658
Other receivables with other related parties	8,773	8,611
Other financial assets with associates	2,558	2,494
Other financial assets with other related parties	14,793	14,573
Trade payables to other related parties	(1,822)	(3,017)
	27,202	25,561
(b) Other liabilities
Other liabilities to other related parties	(7,731)	(7,538)
	(7,731)	(7,538)
(c) Other balances
Cash and cash equivalents in other related parties	10,725	15,312
	10,725	15,312

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Transactions
Aeronautical/Commercial revenue	812	1,788	2,507	3,474
Fees	(1,521)	(1,747)	(3,572)	(3,507)
Interest accruals	173	108	363	462
Acquisition of goods and services	(832)	(5,638)	(4,665)	(11,218)
Others	(895)	45	(2,136)	610

The group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 898 as of June 30, 2020. Additionally, the group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leasing’s are included in Acquisition of goods and services line for an amount of USD 2,063 (USD 3,372 as of June 30,2019).

Remunerations received by the Group’s key staff amounted to approximately 2.33% of total remunerations accrued at June 30, 2020 (1.77% as of June 30, 2019).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

17       Cash flow disclosures

	For the six-month period ended June 30,
Changes in working capital	2020 (Unaudited)	2019 (Unaudited)
Other receivables and credits	35,697	(75,372)
Inventories	648	2,329
Other liabilities	(50,223)	(26,913)
	(13,878)	(99,956)

The most significant non-cash transactions are detailed below:

	For the six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)
Intangible assets acquisition with an increase in Other liabilities / Borrowings / Lease liabilities	(3,204)	(4,436)
Right-of-use asset initial recognition with an increase in Lease liabilities	(79)	(11,904)
Dividends not paid	(1)	(5,000)
Income tax paid with certificates	(1,227)	-
Borrowings cost capitalization	-	(414)

18       Fair value measurement of financial instruments

According to the classification included in Note 3 B of the Consolidated Financial Statements as of December 31, 2019, the Company categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments at amortized cost, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at June 30, 2020:

	Fair value	Carrying amount
Trust funds	99,162	89,853
Long-term borrowings	896,937	874,126

19       Subsequent events

Brazilian Concession Agreements

On July 9, 2020, ICAB and ICASGA have filed an Administrative process to formally require the economic and financial re-equilibrium of their concessions for the year 2020. A reduction in the value of the concession fee to be paid in December 2020 might be one of the methods of compensation.

Italian Concession Agreements extension

In view of the drop in traffic at Italian airports deriving from the Covid-19 virus outbreak and in order to contain the consequent economic effects, the term of all the current concessions for the management and development of airport activities was extended two additional years due to the entry into force of Law No. 77 of July 17, 2020, which amends Article 202 paragraph 1-bis of Decree-Law No. 34 of May 19, 2020.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

19       Subsequent events (Cont.)

Group financial position and liquidity

Banco Macro payments deferral

On July 24, 2020, AA2000 cancelled the interest due on its USD 10 million loan with Banco Macro and the ORSNA issued Resolution No. 49/2020 authorizing the assignment of credits as a guarantee. Therefore, the conditions for the rescheduling of the service on the loan have been met.

AA2000 Global Program for the issuance of Notes

On August 5, 2020, AA2000 Board of Directors approved the issuance of notes under its global program of notes (not convertible into shares) which was approved on February 27, 2020 for a nominal value of up to USD 40 million or its equivalent in other currencies.

On August 11, 2020, by means of a subscription notice communicated to the investing public in general, AA2000 offered in subscription its Class 2 Notes at a fixed interest rate maturing twenty-four months from the date of issue and settlement, expected to be on August 20, 2020. The Notes are dollar-linked, denominated in U.S. dollars but granted and paid in Argentine pesos.

On August 14, 2020, AA2000 announced the results of its local Notes offering for a total amount of USD 40 million, at a 0% interest rate, with a two-year maturity.

AA2000 2019 Credit Facilities Framework Agreement

On August 7, 2020, AA2000 signed the bilateral contracts with each of the financial institutions in accordance to the alternatives established in the framework agreement. On such date, AA2000 and the financial institutions also signed an amendment to the framework agreement in order to grant certain waivers for some of AA2000's commitments obligations under the credit facilities.

Toscana Aeroporti strengthens with the financing guaranteed by SACE

On August 7, 2020, Toscana Aeroporti S.p.A. (“TA”) announces that it has reached an agreement with a pool of leading financial institutions comprised of Intesa Sanpaolo and BNL-BNP Paribas Group regarding a financing transaction for a total amount of € 85 million, backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the programme “Garanzia Italia”.

The financing, which has a term of six years, enables TA to reinforce the liquidity levels required for its activities and to support the planned investments at the Florence and Pisa airport facilities.

Announcement of the Temporary Closure of Aeroparque Airport for Renovation and Expansion works

On July 31, 2020, AA2000 announced the closure of Aeroparque Airport starting August 1, 2020 until approximately December 1, 2020, to carry out expansion and renovation works in the runway and the terminal building, which will be covered by funds held in AA2000’s Development Trusts.

There are no other subsequent events that could significantly affect the Company´s financial position as of June 30, 2020.